DAVID M. LOEV, ATTORNEY AT LAW
                         2777 ALLEN PARKWAY, SUITE 1000
                               HOUSTON, TX  77019
                            TELEPHONE (713) 524-4110
                             FACSIMILE (713) 524-4122

                                October 11, 2005

Ms. Yolanda Crittendon                          VIA FAX AT (202) 772-9209
Staff Accountant                                -------------------------
Division of Corporate Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Phone: (201) 772-9209

RE:  National  Parking  Systems,  Inc.
     Form  10-KSB  for  the  year  ended  December  31,  2004
     Form 10-QSB for the quarters ended March 31, 2005 and June 30, 2005 File No. 000-49933

Dear  Ms.  Crittendon:

     In  response  to  your  letter  dated  September  7, 2005, National Parking
Systems,  Inc.  (the  "Company")  has  the  following  responses:

FORM  10-KSB
------------

ITEM  1  -  DESCRIPTION  OF  BUSINESS,  PAGES  3  -  10
-------------------------------------------------------

BUSINESS  DEVELOPMENT,  PAGES  3-5
----------------------------------

1) The $200,000 in notes payable was with the Company's wholly owned subsidiary, Cascade Mountain Mining Corp. ("Cascade") and was assigned to Cascade and Cascade's Chief Executive Officer (who is also the Company's former Chief Executive Officer) pursuant to a General Release and Settlement Agreement, filed as Exhibit 10.14 to the Company's 10-KSB. Cascade was spun off prior to the Stock Exchange Agreement with BH Holding Company, Inc. and ABS Holding Company, Inc. Therefore, the Company believes it had no responsibility for such debt. Please refer to "Note H Commitments and Contingencies-Other" of the Company's audited 10-KSB financials and "Note D Commitments and Contingencies" of the Company's Quarterly Report on Form 10-QSB for the quarter ended June 30, 2005.

     With respect to the $201,930 of shareholder loans, such loans were released by the shareholders pursuant to the General Release and Settlement Agreement

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prior  to  the  Stock  Exchange  Agreement.  Accordingly,  such  debt  which was forgiven was taken into income prior to the Stock Exchange Agreement and change of control.

ITEM  6  -  MANAGEMENT'S  DISCUSSION  AND  ANALYSIS  OR  PLAN  OF  OPERATION
----------------------------------------------------------------------------

COMPARISON  OF  OPERATING  REVENUE,  PAGES  13-14
-------------------------------------------------

FISCAL  YEAR  ENDED DECEMBER 31, 2004 COMPARED TO FISCAL YEAR ENDED DECEMBER 31,
--------------------------------------------------------------------------------
2003,  PAGE  13
---------------

2) By "changes in the Company's accounting practice" the Company meant only that it had put stricter controls and procedures in place with respect to the money which its employees received. There was no actual change in the Company's "accounting practices" which would require GAAP support or otherwise. The Company plans to file an amended 10-KSB which will revise and clarify the Company's statement regarding "changes in [its] accounting practices" subsequent to the filing of this response letter.

ITEM  7-FINANCIAL  STATEMENTS
-----------------------------

CONSOLIDATED  STATEMENTS  OF  STOCKHOLDERS'  DEFICIT,  PAGE  F-5
----------------------------------------------------------------

3) National Parking Systems, Inc. is the private operating company. The Consolidated Statement of Stockholders' Deficit on page F-5 of the Company's audited financial statements shows the historical deficit of the private operating company, which is $66,812. This deficit includes $1,559 of deficit from the public company which could not be capitalized and which was deemed not to be significant.

NOTE  A-SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES,  PAGES  F-6  TO  F-8
----------------------------------------------------------------------------

GENERAL
-------

4) The Company recognizes revenue for the valet and parking establishments when the service is performed. Cash is collected immediately and deposited in the bank the next day with proper reconciliation and accountability. In connection with the booting services, revenue is recognized when the service is performed.

REVERSE  MERGER,  PAGE  F-6
---------------------------

5) The Company believes that both ABS Holding Company, Inc. and BH Holding Company, Inc. were under common control at the time of their acquisition, as each was controlled by Marc Ebersole, who also serves as Chief Executive Officer of the Company, and consequently, they were treated as the Accounting Acquirers within the reverse acquisition.

NOTE  C-COVENANT  -NOT  -TO  COMPETE,  PAGE  F-9
------------------------------------------------

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6)  There  were no cash payments recorded for the Intangible Assets-Covenant not to compete. The Covenant was offset by notes payable. The footnote incorrectly included a series of cash payments in error and the Company plans to revise the footnote in its amended Report on Form 10-KSB filing to be made subsequent to the filing of this response letter.

ITEMS  8A  -  CONTROLS  AND  PROCEDURES,  PAGE  20
--------------------------------------------------

7) The Company's Chief Executive Officer and Chief Financial Officer did conclude that the Company's disclosure controls and procedures were effective, and the Company plans to revise Item 8A in its amended Report on Form 10-KSB filing to be made subsequent to the filing of this response letter to clarify that its controls and procedures were effective.

FORM  10-QSB  FOR  THE  PERIOD  ENDING  JUNE  30,  2005
-------------------------------------------------------

ITEM  1-  FINANCIAL  STATEMENTS
-------------------------------

NOTE  B-PURCHASE  OF  PRO-SYSTEMS  PARKING
------------------------------------------

8) The acquisition of Pro-Systems Parking was the purchase of fixed assets and a customer listing. The total purchase price was $10,000. The Company paid $5,000 down and the balance in installment payments. There was no entity acquired.

ITEM  3  -  CONTROLS  AND  PROCEDURES
-------------------------------------

9) The Company's Chief Executive Officer and Chief Financial Officer concluded that the Companys disclosure controls and procedures were effective as of June 30, 2005, and it was incorrectly stated in the Companys Quarterly Report on Form 10-QSB for the period ended June 30, 2005, that he concluded that such controls and procedures were ineffective. The Company plans to revise Item 3 in an amended Report on Form 10-QSB for the quarter ended June 30, 2005, which the Company plans to file subsequent to the filing of this response letter, to state that its controls and procedures were effective as of June 30, 2005.

                         Yours  Very  Truly,

                         /s/ John S. Gillies
                         -------------------------------------------
                         John S. Gillies, Associate
                         David  M.  Loev,  Attorney  at  Law

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